SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 17)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(B)

HESS CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42809H 107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 023551 10 4	Page 1 of 4 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nicholas F. Brady
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 112,248 shares See Note 7
	6.	Shared voting power 8,822,785 shares See Notes 2 and 8
	7.	Sole dispositive power 112,248 shares See Note 7
	8.	Shared dispositive power 18,901,822 shares See Notes 1, 2 and 8.

9.	Aggregate amount beneficially owned by each reporting person 19,014,070 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 6.51%
12.	Type of reporting person* IN

CUSIP No. 023551 10 4	Page 2 of 4 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eugene W. Goodwillie, Jr.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 24,561 shares See Note 10
	6.	Shared voting power 8,817,802 shares See Note 2.
	7.	Sole dispositive power 24,561 shares See Note 10.
	8.	Shared dispositive power 29,374,455 shares See Notes 1, 2, 3, 4 and 6.

9.	Aggregate amount beneficially owned by each reporting person 29,399,016 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 10.06%
12.	Type of reporting person* IN

CUSIP No. 023551 10 4	Page 3 of 4 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John B. Hess
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 26,986,985 shares See Notes 1, 3, 4, 5 and 6.
	6.	Shared voting power 8,883,462 shares See Notes 2 and 9.
	7.	Sole dispositive power 3,050,052 shares See Notes 3 and 5.
	8.	Shared dispositive power 28,291,042 shares See Notes 1, 2, 3, 4, 6 and 9.

9.	Aggregate amount beneficially owned by each reporting person 35,870,447 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 12.23%
12.	Type of reporting person* IN

CUSIP No. 023551 10 4	Page 4 of 4 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas H. Kean
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 39,458 shares
	6.	Shared voting power 8,817,802 shares See Note 2
	7.	Sole dispositive power 39,458 shares
	8.	Shared dispositive power 25,333,720 shares See Notes 1, 2 and 4

9.	Aggregate amount beneficially owned by each reporting person 25,373,178 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 8.69%
12.	Type of reporting person* IN

Notes to 13G

Note 1.

This amount includes 10,079,037 shares held by a charitable lead annuity trust established under the will of Leon Hess. John B. Hess has sole voting power of this stock held by this trust and shares dispositive power over such stock with the other filing persons who are some of the other trustees of this trust.

Note 2.

This amount includes 8,817,802 shares held by a limited partnership. Messrs. Hess, Brady, Goodwillie and Kean serve on the management committee of the general partner of this limited partnership and share, inter alia, voting and dispositive powers with respect to shares held by the limited partnership.

Note 3.

This amount includes 1,788,041 shares owned directly by Mr. Hess as to which he has sole voting and dispositive power. This amount also includes an aggregate of 2,371,878 shares held by Mr. Hess’ siblings or by trusts for the benefit of Mr. Hess’ siblings or their children, as to which Mr. Hess has sole voting power and as to 728,471 shares of which he shares dispositive power pursuant to a shareholders agreement among, inter alia, Mr. Hess and his siblings; 1,008,401 shares held by a trust for the benefit of Mr. Hess, of which he and Mr. Goodwillie are co-trustees and as to which Mr. Hess has sole voting power and Messrs. Hess and Goodwillie have shared dispositive power; 1,008,402 shares held by a trust for the benefit of Mr. Hess’ sibling, of which Mr. Hess has sole voting and shared dispositive power; 2,885,946 shares held by trusts as to which Mr. Hess has sole voting power and as to which Mr. Goodwillie has shared dispositive power; 951,186 shares underlying options to purchase common stock of the Issuer, as to which he has sole voting and dispositive power only upon exercise of such options; 28,753 shares held by a family liability company controlled by Mr. Hess, as to which Mr. Hess has sole voting and dispositive power; and 218,220 shares beneficially owned by Mr. Hess, which represents shares of common stock issuable upon conversion of the company’s mandatory convertible preferred stock; as to which Mr. Hess will have sole voting and dispositive power upon conversion of such preferred stock.

Note 4.

This amount includes 6,436,881 shares held by the Hess Foundation, Inc. of which Messrs. Hess, Kean and Goodwillie are directors and as to which Mr. Hess has sole voting power and shares dispositive power with, inter alia, Messrs. Kean and Goodwillie.

Note 5.	Includes 63,852 shares vested in the name of John B. Hess under Issuer’s Employees’ Savings Plan. Mr. Hess has sole voting and dispositive power with respect to these shares.

Note 6.

This amount includes 80,922 shares held by two trusts of which Mr. Hess has sole voting power and shares dispositive power with Mr. Goodwillie; and 65,466 shares representing shares of common stock issuable upon conversion of the company’s mandatory convertible preferred stock, as to which upon conversion Mr. Hess will have sole voting power and share dispositive power with Mr. Goodwillie.

Note 7.	This amount includes 112,248 shares held directly by Mr. Brady as to which he has sole voting and dispositive power.

Note 8.	This amount includes 4,983 shares held by a trust of which Mr. Brady is a co-trustee and as to which Mr. Brady shares voting and dispositive power.

Note 9.	This amount includes 65,660 shares held by three trusts of which Mr. Hess is a co-trustee and shares voting and dispositive power.

Note 10.	This amount includes 24,561 shares held by a trust of which Mr. Goodwillie has sole voting and dispositive power.

Item 1	(a).	Name of Issuer:

Hess Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1185 Avenue of the Americas
New York, NY 10036

Item 2	(a).	Name of Person Filing:

See respective cover pages.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Nicholas F. Brady
Choptank Partners, Inc.
P.O. Box 1410
Easton, MD 21601

Eugene Goodwillie, Jr.
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020

John B. Hess
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

Thomas H. Kean
THK Consulting, LLC
49 Route 202, P. O. Box 810 Far Hills, NJ 07931-0810

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

42809H 107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

	(a)	A broker or dealer registered under Section 15 of the Exchange Act.

	(b)	A bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	An insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	An investment company registered under Section 8 of the Investment Company Act.

	(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G).

	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) A group, in accordance with Rule 13d-1(b)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See respective cover pages.

(b) Percent of class:

See respective cover pages.

(c) Number of shares as to which such person has:

See respective cover pages.

(d) Sole power to vote or to direct the vote

See respective cover pages.

(e) Shared power to vote or to direct the vote

See respective cover pages.

(f) Sole power to dispose or to direct the disposition of

See respective cover pages.

(g) Shared power to dispose or to direct the disposition of

See respective cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As indicated in the Notes above, some of the shares owned are held for the account of other persons who have the right to receive dividends and the proceeds of the sale of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.

February 14, 2019
(Date)

/s/ Nicholas F. Brady
Nicholas F. Brady

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.

February 14, 2019
(Date)

/s/ Eugene W. Goodwillie, Jr.
Eugene W. Goodwillie, Jr.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.

February 14, 2019
(Date)

/s/ John B. Hess
John B. Hess

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.

February 14, 2019
(Date)

/s/ Thomas H. Kean
Thomas H. Kean